                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2004

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]       Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1.   REVISED PREVIOUS EARNING PROJECTION (ENGLISH TRANSLATION)

2. CRAYFISH APPOINTS NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER (ENGLISH TRANSLATION)


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Crayfish Co., Ltd.
                                        ----------------------------------------
                                                      (Registrant)

                                        By   /s/ Masaaki Shimamura
                                             -----------------------------------
                                                    (Signature)

                                        Masaaki Shimamura
                                        President and Representative Director

Date: July 15, 2004



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                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached documents - "REVISED PREVIOUS EARNING PROJECTIONS" and "CRAYFISH APPOINTS NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER" -- contain forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                              For Immediate Release
                      REVISED PREVIOUS EARNING PROJECTIONS

     Tokyo / New York, July 14, 2004 - Crayfish Co., Ltd. (Mothers: 4747) ("Crayfish" or "the Company"), a provider of internet-related services for small and medium sized enterprises in Japan, announced today that with reference to the Company's recent business performance, the Company revised earning projections as follows:

1. The revised figures of the non-consolidated earning projections for FY04 (From Oct 1, 2003 to Sep 30, 2004)



                                                            (Millions of yen, %)

                                              Net Sales    Ordinary Income    Net Income (Loss)
                                              ---------    ---------------    -----------------
Previous earning projections (A)                 2,600          320                 400
Present revised earning projections (B)          3,000          450                 530
Change (B - A)                                     400          130                 130
Variance (%)                                      15.3         40.6                32.5
Results of previous period
(From Oct 1, 2002 to Sep 30, 2003)               1,768          594                (232)

2. The revised figures of the consolidated earning projections for FY04 (From Oct 1, 2003 to Sep 30, 2004)


                                                            (Millions of yen, %)

                                              Net Sales    Ordinary Income     Net Income
                                              ---------    ---------------     ----------
Previous earning projections (A)                 2,610          320                 400
Present revised earning projections (B)          3,010          450                 530
Change (B - A)                                     400          130                 130
Variance (%)                                      15.3         40.6                32.5
Results of previous period
(From Oct 1, 2002 to Sep 30, 2003)                  --             --                --

    (Note) The Company has started preparing consolidated financial statement since October 1, 2003 (FY04)

3.   The reasons for changes over previous earning projections

          With reference to the Company's current businesses, low cancellation rate of its hosting business is maintained, and also the sales of its software business and its hardware business do well. Besides, the previous earning projection of consolidated and non-consolidated net sales, ordinary income and net income will be increased. Therefore net sales, ordinary income and net income are revised accordingly as stated above. For the whole fiscal year, corporate, inhabitants and enterprise taxes will be 100 million yen during the current interim period.

          It is estimated that the sales of its server business will be 850 million yen, its product sales business will be 830 million yen and its internet advertising business will be 470 million yen on the 3rd FY04.


     (Note) Earning projections are based upon information currently available to us. Earning projections involve a number of risks and uncertainties and actual results may materially differ from earning projections discussed herein. Investors should not base their investment decisions on these earning projections.

     For corporate information in Japan
         Investor Relations Department
         +81-3-5951-7192
         ir@crayfish.co.jp

                              For Immediate Release
           CRAYFISH APPOINTS NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER

     Tokyo / New York, July 14, 2004 - Crayfish Co., Ltd. (Mothers: 4747) ("Crayfish" or "the Company"), a provider of internet-related services for small and medium sized enterprises in Japan, announced today that its board of directors approved resolution to make the following transfer of the Company's President and Chief Executive Officer ("CEO"), and the Director.

     Effective today, Mr. Kazuhiko Muraki has resigned as President and CEO; he will retain his position as a director of the Company. The Company's Director, Mr. Masaaki Shimamura, was appointed as the Company's new President and CEO.

     The reason for the Company appoints new President and Chief Executive Officer is this; the Company will focus on product planning and development, therefore the present Company's management organization need to match for the corporate strategy.

     The both of new and previous president and CEOs do not have the Company's share on July 14, 2004.

     Background of new President and CEO
         Name                       Masaaki Shimamura
         Place of birth             Saitama Prefecture
         Date of birth              January 5, 1969
         Biography:

          He worked for CalltoWeb, Inc. ("CTW") for two and one - half years and became General Manager of CTW's Operations Planning Department in November 2000. He became a director of the Company in June 2002.


     For corporate information in Japan
         Investor Relations Department
         +81-3-5951-7192
         ir@crayfish.co.jp